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9 December 2008

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

- Announcement on Re-designation of Director, Change of Chairman and Appointment of Managing Director and Chief Executive Officer

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosures

1/7

CoSec\Correspondence\announcement distribution – change of chairman 1208

SCMP Group Limited
SCMP集團有限公司 *
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

RE-DESIGNATION OF DIRECTOR, CHANGE OF CHAIRMAN AND APPOINTMENT OF MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

The Board of Directors (the "Board") of SCMP Group Limited (the "Company") announces that with effect from 1 January 2009:

1. Mr. Kuok Khoon Ean will step down as Executive Chairman of the Company and be re-designated as Non-executive Director of the Company;

2. Dr. David J. Pang, currently a Non-executive Director of the Company, will be Non-executive Chairman of the Company; and

3. Ms. Kuok Hui Kwong, currently an Executive Director of the Company, will also be the Managing Director and Chief Executive Officer of the Company.

Mr. Kuok Khoon Ean, aged 53, joined the Board in October 1993 and was appointed Chairman in January 1998. Mr. Kuok became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000. He is a director of Kerry Group Limited and Kerry Holdings Limited, both being substantial shareholders of the Company. Mr. Kuok is an executive director and chairman of the board of Shangri-La Asia Limited and whose shares are listed on Hong Kong Stock Exchange and Singapore stock exchange. He is also a director of The Post Publishing Public Company Limited and Wilmar International Limited, listed in Thailand and Singapore, respectively. Mr. Kuok is also an independent non-executive director of The Bank of East Asia, Limited which is listed in Hong Kong. Mr. Kuok is a graduate in Economics from Nottingham University, UK. He is the brother of the said Ms. Kuok Hui Kwong.

As at the date of this announcement, Mr. Kuok has a written service contract in respect of his appointment as Executive Chairman of the Company. The appointment has no specified term and the service contract may be determined by either the Company or Mr. Kuok with three months' notice. Due to Mr. Kuok's re-designation as Non-executive Director with effect from 1 January 2009, his existing service contract will be terminated with effect from 1 January 2009. He will be entitled to a director's fee of HK$100,000 per annum or such sum of director's fee to be fixed by the Board pursuant to the authority granted by the Company's shareholders at the annual general meeting. The remuneration is determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. Under the Bye-laws of the Company, Mr. Kuok will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

As at the date of this announcement; Mr. Kuok has deemed corporate interests in 340,000 shares of the Company, 51,973,807 shares of Kerry Group Limited ("KGL"), a substantial shareholder of the Company and 1,283,082 shares in Kerry Properties Limited ("KPL"), an associated corporation of the Company (within the meaning of the Securities and Futures Ordinance ("SFO")), all of which are held through Allerlon Limited, a company wholly owned by Mr. Kuok and his spouse.

Other than the aforesaid, Mr. Kuok does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and there is no other matter that need to be brought to the attention of the shareholders of the Company in relation to the re-designation of Mr. Kuok.

Dr. David J. Pang, aged 65, was appointed as Non-executive Director of the Company in December 2007. He is a director of Kerry Holdings Limited, a substantial shareholder of the Company. Dr. Pang also serves on the board of Visa Inc. (whose shares are listed on the New York Stock Exchange). He previously held senior global business management positions with multinational corporations and taught at universities in North America and Asia. Dr. Pang served as Chief Executive Officer of Airport Authority Hong Kong from January 2001 to February 2007 after a successful career with the conglomerate E.I. DuPont, where he was Corporate Vice President in charge of DuPont worldwide nonwovens business and Chairman, DuPont Greater China. During his career with DuPont, Dr. Pang held a number of progressively senior positions across various DuPont businesses and with responsibilities spanning the Asia Pacific, North America, Europe and South America since 1980.

There is no service contract signed between the Company and Dr. Pang. He is entitled to receive a director's fee of HK$100,000 per annum which was fixed by the Board pursuant to the authority granted by the Company's shareholders at the annual general meeting. The remuneration is determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. Under the Bye-laws of the Company, Dr. Pang will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years. As at the date of this announcement, Dr. Pang does not have any interest in the shares of the Company within the meaning of the SFO.

Other than the aforesaid, Dr. Pang does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of the shareholders of the Company in relation to the appointment of Dr. Pang as Non-executive Chairman of the Company.

Ms. Kuok Hui Kwong, aged 31, joined the Board in February 2004. Ms. Kuok is responsible for co-ordinating the Company group's operations and business units and participates in strategic planning. Prior to joining the Company group in October 2003, Ms. Kuok worked in investment banking. Ms. Kuok is a graduate of Harvard University (B.A.). She is the sister of the said Mr. Kuok Khoon Ean.

Ms. Kuok has a written service contract with the Company. The appointment has no specified term and the service contract may be terminated by either the Company or Ms. Kuok with one month's notice. The annual emolument payable by the Company to Ms. Kuok for the year ended 31 December 2007 was approximately HK$619,000 which was determined with reference to the individual's performance and the Company's financial performance. Under the Bye-laws of the Company, Ms. Kuok will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

As at the date of this announcement, Ms. Kuok does not have any interest in the shares of the Company within the meaning of the SFO. Ms. Kuok has family/other interests in 23,899,988 shares of KGL which include 1,000,000 shares held by the spouse of Ms. Kuok and 22,899,988 shares held by Ms. Kuok through a discretionary trust of which she is a contingent beneficiary. Ms. Kuok has an interest in 1,252,048 shares of KPL which held by Ms. Kuok through a discretionary trust of which she is a contingent beneficiary. The spouse of Ms. Kuok has an interest in 300,000 underlying shares of KPL held under equity derivatives within the meaning of SFO.

Other than the aforesaid, Ms. Kuok does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of the shareholders of the Company in relation to the appointment of Ms. Kuok as Managing Director and Chief Executive Officer of the Company.

The Board takes this opportunity to record a note of special thanks and appreciation to Mr. Kuok Khoon Ean for all his effort and contributions during his tenure as the Chairman of the Company.

On behalf of the Board
SCMP Group Limited
Roberto V. Ongpin
Deputy Chairman

Hong Kong, 8 December 2008

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng, Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

END